Commission File Number 0-24058


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

(Check One):  [ ]Form 10-K   [ ]Form 20-F   [ ]Form 11-K
              [X]Form 10-Q   [ ]Form N-SAR

For Period Ended: 6-30-00
[ ]  Transition  Report  on Form  10-K
[ ]  Transition  Report  on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR
For the Transition Period Ended: __________________________
Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commissions has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART 1--REGISTRANT INFORMATION (Official Text)


Atomic Burrito, Inc.
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Full Name of Registrant:


1601 NW Expressway, Ste. 1610
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Address of Principal Executive Office (Street and Number)


Oklahoma City, OK  73118
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City, State and Zip Code


PART II--Rules 12b-25(b) AND (c) (Official Text)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


 [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. PART III--NARRATIVE (Official Text) State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed) Delay in filing due to recent reverse merger and requirement to consolidate financials.

PART III--narrative(official Text)
State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The request  for an extension  of time to file the Company's 10-Q due on  August
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14, 2000  is for the  reason that the Company's accounting department was unable
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to complete the  preparation of its financial statement until Friday, August 11,
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2000, which did not  leave  management enough  time to  complete the  10Q or the
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outside  auditors  enough  time  to  complete  their  review  of  the  financial
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statement.
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PART IV--OTHER INFORMATION (Official Text)
(1) Name and telephone number of person to contact in regard to this notification.

   James E. Blacketer                   405                      848-0996
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         (Name)                      (Area Code)              (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the
Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X]Yes [ ]No

________________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
[ ]Yes    [X]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

________________________________________________________________________________

                              Atomic Burrito, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: 8-14-00                                     By:  /s/ James E. Blacketer
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